Exhibit 99.1

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

2019 EQUITY INCENTIVE PLAN

1.            Purposes. This Plan permits the Administrator to grant Options, Restricted Shares, Restricted Share Units, Share Appreciation Rights, and Other Share-Based Awards in order to retain, attract and motivate Employees, Directors and Consultants and to provide such persons with equity ownership opportunities and performance-based incentives in the Company that are intended to align their interests with those of the Company’s shareholders.

2.            Shares Subject to the Plan. Subject to adjustment as provided in Section 12, a maximum of 1,650,000 Shares will be available for issuance under the Plan (including Shares issuable upon the exercise of Options, awards of Restricted Shares, Shares issuable upon vesting of RSUs, and Shares issuable under Other Share-Based Awards). The Shares may be authorized and unissued Shares or Shares now held or subsequently acquired by the Company.

If an Award granted under the Plan lapses, is forfeited, terminated or canceled, or expires without being exercised or without the issuance of Shares, the Shares subject to the Award, to the extent of such forfeiture, termination, cancellation or expiration, will become available for future issuance under the Plan (unless the Plan has terminated).

Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for issuance under the Plan. Except with respect to issued Shares, Shares withheld by the Company to pay the exercise price of an Award or to satisfy tax withholding obligations with respect to an Award, will become available for future issuance under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan.

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

3.            Administration of the Plan.

(a)          Administration. The Board will act as Administrator or will appoint a Committee consistent with Applicable Laws to act as Administrator. If and so long as the Shares are registered under Section 12(b) or 12(g) of the Exchange Act, the Board will consider in selecting the membership of any Committee acting as Administrator the requirements regarding (i) “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act; and (ii) “independent directors” as described in the listing requirements for any stock exchange on which Shares are listed. The Board will determine any Committee member’s term and may remove a Committee member at any time.

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(b)          Powers of the Administrator. The Administrator will, to the maximum extent permitted by Applicable Laws and the Plan, have full and sole discretionary authority:

(i)           to determine Fair Market Value;

(ii)          to select the Service Providers to whom Awards may be granted;

(iii)         to determine the types of Awards to be granted to each Participant;

(iv)         to determine the number of Shares to be covered by each Award;

(v)          to approve forms of Award Agreements for use for Awards granted under the Plan;

(vi)         to determine the terms and conditions of each Award, including without limitation, any exercise price, amount, exercise period, vesting conditions, vesting acceleration and waiver of forfeiture restrictions, and any other restriction, condition, or limitation regarding any Award or its related Shares, and to execute and deliver Award Agreements in respect thereof;

(vii)        to construe and interpret the terms of the Plan, Awards and Award Agreements and resolve any disputes regarding Plan, Awards and Award Agreement provisions;

(viii)       to prescribe, amend and rescind rules and regulations relating to the Plan;

(ix)         to modify or amend each Award;

(x)          to allow Participants to satisfy withholding tax obligations as permitted by Section 13;

(xi)         to authorize any Officer, Employee or Director to execute instruments to effectuate an Award;

(xii)        to delay issuance of Shares or suspend a Participant’s right to exercise an Award to comply with Applicable Laws; and

(xiii)       to determine any issues necessary or advisable for administering the Plan.

(c)          Effect of Administrator’s Decision. Any act or decision of the Administrator will be binding and conclusive on the Company, all Participants, anyone holding an Award, and any person claiming under or through any Participant.

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(d)          Delegation of Authority. To the extent permitted by Applicable Laws, the Administrator may delegate to one or more Officers or Directors some or all of its authority under the Plan, including the authority to grant or amend Awards; provided that in no event shall such individuals be delegated the authority to grant Awards to or amend Awards held by (i) individuals who are subject to Section 16 of the Exchange Act, or (ii) Officers or Directors to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Administrator specifies at the time of such delegation, and the Administrator may at any time rescind the authority so delegated or appoint a new delegatee.

4.            Eligibility. ISOs may be granted only to Employees who are subject to U.S. tax. NSOs, Restricted Shares, RSUs, SARs, and Other Share-Based Awards may be granted to Service Providers. Service Providers include prospective employees or consultants to whom Awards are granted in connection with written offers of employment or engagement of services, respectively, with the Company, a Parent or a Subsidiary, as applicable; provided that no Award granted to a prospective employee or consultant may be exercised prior to the commencement of employment or services with the Company, a Parent or a Subsidiary, as applicable.

5.            Share Options.

(a)          Grant of Options. The Administrator may grant Options in such amounts as it will determine from time to time (subject to the maximum number of Shares available for issuance under the Plan stipulated in Section 2). The Administrator may grant NSOs, ISOs, or any combination of the two. ISOs will be granted subject to Section 14 of the Plan.

(b)          Option Award Agreement. Each Option will be evidenced by an Award Agreement that will specify the type of Option granted, the exercise price, the number of Shares to which the Option pertains, vesting conditions, the exercise period, restrictions on transferability, and any other terms and conditions specified by the Administrator (which need not be identical among Participants). If the Award Agreement does not specify that the Option is to be treated as an ISO, the Option will be a NSO.

(c)          Exercise Price. The exercise price per Share with respect to each Option will be determined by the Administrator provided that the exercise price per Share cannot be less than the Fair Market Value of a Share on the Grant Date nor the par value of a Share.

(d)          Exercisability. An Option shall become vested and exercisable at such time as specified by the Administrator, in its discretion, and set forth in the applicable Award Agreement. No Option will be exercisable after the expiration of ten (10) years from the Grant Date.

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(e)          Vesting Conditions. The Administrator may impose any conditions on the vesting of an Option including, but not limited to the achievement of Company-wide, business unit, and individual goals (including, but not limited to continued employment or service).

(f)          Modification of Option Awards. The Administrator may accelerate the exercisability of any Option or a portion of any Option. The Administrator may extend the period for exercise provided that the exercise period is not extended beyond the earlier of the original term of the Option or ten (10) years from the original Grant Date.

(g)          Exercise of Option. An Option is exercised when the Company receives: (1) notice of exercise (in such form as the Administrator will specify from time to time) from the person entitled to exercise the Option, and (2) full payment for the Shares with respect to which the Option is exercised (together with all applicable withholding taxes). An Option may not be exercised for a fraction of a Share. Subject to Applicable Laws, full payment may consist of any of the following methods of payment:

(i)           cash;

(ii)          check or wire transfer;

(iii)         a promissory note under terms acceptable to the Administrator in its discretion;

(iv)         other Shares, provided such Shares, together with any other form of consideration, have a Fair Market Value on the date of exercise of the Option equal to the aggregate exercise price for the Shares being purchased;

(v)          in accordance with any broker-assisted cashless exercise procedures approved by the Administrator in its discretion, provided however that the Optionee shall pay the par value of the Shares by means of any method specified in sub-paragraphs (i) to (iv) above;

(vi)         by requesting the Company to withhold such number of Shares then issuable upon exercise of the Option that have an aggregate Fair Market Value equal to the exercise price for the Option being exercised, provided however that the Optionee shall pay the par value of the Shares by means of any method specified in sub-paragraphs (i) to (iv) above;

(vii)        any combination of the foregoing; or

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(viii)       such other consideration and method of payment for the issuance of Shares approved by the Administrator in its discretion.

(h)          Shares Issued Upon Exercise. The Company will issue (or cause to be issued) Shares promptly after the Option is exercised. Shares issued upon exercise of an Option will be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the register of members of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date upon which the Shares are issued, except as provided in Section 12.

(i)           Forfeiture of Options. All unvested or unexercised Options will be forfeited to the Company and terminate in accordance with the terms and conditions set forth in the Award Agreement and the relevant Optionee shall have no further rights in respect thereof, and the Shares covered by such unvested or unexercised Options will revert to the Plan and again will become available for grant under the Plan.

6.            Share Appreciation Rights.

(a)          Grant of SARs. The Administrator may grant SARs in such amounts as it will determine from time to time.

(b)          SAR Award Agreement. Each SAR will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares underlying the SAR grant, vesting conditions, the exercise period, restrictions on transferability, and such other terms and conditions specified by the Administrator (which need not be identical among Participants).

(c)          Exercise Price. The exercise price per share with respect to each SAR will be determined by the Administrator provided that the exercise price per share cannot be less than the Fair Market Value of a Share on the Grant Date.

(d)          Exercisability. A SAR shall become vested and exercisable at such time as specified by the Administrator, in its discretion, and set forth in the applicable Award Agreement. No SAR will be exercisable after the expiration of ten (10) years from the Grant Date.

(e)          Vesting Conditions. The Administrator may impose any conditions on the vesting of a SAR including, but not limited to the achievement of Company-wide, business unit, and individual goals (including, but not limited to continued employment or service).

(f)          Modification of SAR Awards. The Administrator may accelerate the exercisability of any SAR or a portion of any SAR. The Administrator may extend the period for exercise provided that the exercise period is not extended beyond the earlier of the original term of the SAR or 10 years from the original Grant Date.

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(g)          Exercise of SAR. Upon exercise of a vested SAR, a Participant will be entitled to receive payment from the Company in an amount no greater than (1) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times (2) the number of Shares with respect to which the SAR is exercised. Payment may consist of cash, Shares of equivalent value, or a combination thereof.

(i)           If paid in Shares, the Company will issue (or cause to be issued) Shares promptly after the SAR is exercised. Such Shares will be issued credited as fully paid, in consideration for the services provided by the Participant to the Company during the period between the grant of the SAR and its exercise. Until the Shares are issued (as evidenced by the appropriate entry on the register of members of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares, notwithstanding the exercise of the SAR. No adjustment will be made for a dividend or other right for which the record date is prior to the date upon which the Shares are issued, except as provided in Section 12.

(ii)          If paid in cash, the Company will pay the participant promptly after the SAR is exercised but in no event later than the 15th day of the third month following the end of the year in which the SAR is exercised.

(h)          Forfeiture of SARs. All unvested or unexercised SARs will be forfeited to the Company and terminate in accordance with the terms and conditions set forth in the Award Agreement and the relevant Participant shall have no further rights in respect thereof, and again will become available for grant under the Plan.

7.            Restricted Shares and Restricted Share Units.

(a)          Grant. The Administrator may grant Restricted Shares or RSUs in such amounts and form as it will determine from time to time (subject to the maximum number of Shares available for issuance under the Plan stipulated in Section 2).

(b)          Award Agreement. Each Award of Restricted Shares or RSUs will be evidenced by an Award Agreement that will specify the number and form, vesting conditions, the Period of Restriction, purchase price (if any), method of payment, restrictions on transferability, repurchase rights, and such other terms and conditions specified by the Administrator (which need not be identical among Participants).

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(c)          Vesting Conditions. The Administrator may impose vesting conditions on awards of Restricted Shares or RSUs including, but not limited to the achievement of Company-wide, business unit, and individual goals (including, but not limited to continued employment or service). Restricted Shares shall be issued to Participants at the time of grant upon appropriate entries being made in the register of members of the Company to record such Participants as the holder of such Shares, but such Shares shall be subject to such restrictions on transferability, repurchase rights, and such other terms and conditions as are specified by the Administrator, until the vesting conditions have been satisfied and the Period of Restriction has ended. Unless the Administrator determines otherwise, the share certificates representing Restricted Shares will be held in escrow by the Company until the restrictions on such Shares have lapsed.

(d)          Modification of Restricted Shares or RSUs. The Administrator may accelerate or waive the time at which vesting conditions and other restrictions lapse and provide for a complete or partial exception to an employment or service restriction.

(e)          Rights During the Period of Restriction. During the Period of Restriction, Service Providers who have been granted Restricted Shares may exercise full voting rights and will be entitled to receive all dividends and other distributions paid with respect to those Shares, unless the Administrator determines otherwise. Any such dividends or distributions paid in Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid. Restricted Shares and RSUs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(f)          Removal of Restrictions. All restrictions imposed on Restricted Shares and RSUs will lapse and the Period of Restriction will end upon the satisfaction of the vesting conditions imposed by the Administrator at which time:

(i)           the share certificates representing the vested Restricted Shares, if held in escrow, will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine, but in no event later than the 15th day of the third month following the end of the year in which vesting occurred, or

(ii)          vested RSUs will be paid in Shares, cash or a combination thereof, to be issued or paid, as applicable, by the Company to the Participant at the time provided for in the Award Agreement, but in no event later than the 15th day of the third month following the end of the year in which vesting occurred. Such Shares, cash or combination thereof shall be issued credited as fully paid, in consideration for the services provided by the Participant to the Company during the period between the grant of the RSU and its vesting.

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(g)          Forfeiture. All unvested Restricted Shares and RSUs for which restrictions have not lapsed will be forfeited to the Company in accordance with the terms and conditions set forth in the Award Agreement, whether by way of forfeiture, repurchase, redemption or surrender of such Restricted Shares, as may be determined by the Administrator in its sole and absolute discretion (and the Participant shall be deemed to have irrevocably agreed to such forfeiture, repurchase, redemption or surrender of such Restricted Shares, as may be determined by the Administrator in its sole and absolute discretion) and the relevant Participant shall have no further rights in respect of thereof. Forfeited Restricted Shares and RSUs will become available for grant under the Plan.

8.            Other Share-Based Awards. The Administrator may grant Other Share-Based Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares as may be deemed by the Administrator to be consistent with the purposes of the Plan and the Applicable Laws. Other Share-Based Awards may include, without limitation, (a) Shares awarded purely as a bonus and not subject to any restrictions or conditions, (b) grants in lieu of cash compensation, (c) other rights convertible or exchangeable into Shares, and (d) awards valued by reference to the value of Shares or the value of securities of or the performance of specified Subsidiaries of the Company, provided that, in accordance with the laws of the Cayman Islands, in no circumstances may any Share be issued to a person for less than the par value of the Share. The Administrator will have the authority to determine the time or times at which Other Share-Based Awards will be granted, the number of Shares or Share units and the like to be granted or covered pursuant to an Award, and all other terms and conditions of an Award, including, but not limited to, the vesting terms (if any), purchase price (if any), and whether such Awards will be payable or paid in cash, Shares or otherwise. Each Other Share-Based Award will be evidenced by an Award Agreement.

9.            Cash Settlement. The Administrator, in its sole discretion, may choose to settle any Award, in whole or in part, granted under the Plan in cash in lieu of Shares. The value of such Award on the date of distribution will be determined in the same manner as the Fair Market Value of Shares on the Grant Date of an Option.

10.          Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or as required by Applicable Laws, an Employee will not cease to be an Employee in the case of (a) any leave of absence approved by the Employer or (b) transfers between locations of the Employer or between the Company, or any of its Parents or Subsidiaries, but vesting of Awards will be suspended during any unpaid leave of absence.

11.          Transferability of Awards. An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and Options and SARs may be exercised, during the lifetime of the Participant, only by the Participant or the Participant’s legal representative.

12.          Adjustments; Dissolution or Liquidation; Merger or Change in Control.

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(a)          Adjustments. In the event of a reorganization, recapitalization, share split, share dividend, extraordinary cash dividend, combination of shares, merger, consolidation, rights offering, spin off, split off, split up or other event identified by the Committee, the Committee will make such adjustments as it deems appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or an Award, subject to Code section 409A and other Applicable Laws, to any or all of: (i) the number and kind of shares authorized for issuance under the Plan, (ii) the number and kind of shares subject to outstanding Awards, and (iii) the exercise price of outstanding Awards.

(b)          Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the dissolution or liquidation.

(c)          Change in Control. In the event of a Change in Control, the surviving or successor entity may either assume the Company’s rights and obligations with respect to outstanding Awards or substitute outstanding Awards for substantially equivalent property (including, but not limited to comparable equity interests in the surviving or successor entity) that are subject to vesting requirements and repurchase restrictions no less favorable to the Participant than those in effect prior to the merger or Change in Control.

In the event that the successor corporation does not assume or substitute an outstanding Award in connection with a Change in Control, the Administrator, in its discretion, may take such actions with respect to such Award as it determines to be appropriate, including, without limitation, that (i) the Participant will become fully vested in the Award, (ii) all performance goals and vesting criteria with respect to the Award will be deemed to have been achieved at target levels, (iii) all restrictions with respect to the Award will lapse, and (iv) if the Award is an Option or SAR, the Award shall, immediately upon the occurrence of the Change in Control, be cancelled in exchange for a payment in cash or securities in an amount equal to (A) the excess of the consideration paid per Share in the Change in Control over the exercise per Share subject to the Award multiplied by (B) the number of Shares granted under the Award, provided that if the amount determined is zero, such Award may be cancelled without payment of any consideration to the affected Participant. The Administrator shall not be required to treat all Awards similarly for purposes of this Section 12(c).

For the purposes of this Section 12(c), an Award will be considered assumed or substituted if, following the Change in Control, the Award confers a right for each Share or Share equivalent subject to the Award to purchase or receive the consideration (or for an Award payable in cash, the fair market value of the consideration) received for each Share on the date of the transaction. If holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares will be used. If the consideration received in the Change in Control is not solely ordinary shares of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation pay the Award in the form of ordinary shares of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Shares in the Change in Control.

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Notwithstanding anything in this Section 12(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor, without the Participant’s consent, modifies any performance goals except a modification made solely to reflect the successor entity’s post-Change in Control corporate structure (or similar entity level structure if the successor entity is not a corporation).

13.          Tax Withholding.

(a)          Withholding Requirements. Prior to the issuance of any Shares or payment of cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes required by Applicable Laws to be withheld with respect to such Award (or exercise thereof).

(b)          Withholding Arrangements. The Administrator may permit a Participant to satisfy tax withholding obligations, in whole or in part and without limitation by (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value (as of the date that the taxes should be withheld) equal to the withholding amount, or (iii) delivering to the Company already-owned Shares having a Fair Market Value (as of the date that the taxes should be withheld) equal to the withholding amount.

(c)          Withholding Rate. Taxes, if withheld (including through a remittance of cash or withholding a portion of Shares deliverable), will be withheld at no more than the maximum statutory rate or such other rate as would be required to avoid adverse accounting treatment to the Company.

14.          Grant of Incentive Share Options. If the Administrator grants an Option to an Employee that may be subject to U.S. taxation, such Option may be designated as an ISO. Section 5 of this Plan and the following terms apply to all Options that are intended to qualify as ISOs.

(a)          Maximum Amount. Subject to adjustment as provided in Section 12, to the extent consistent with Code section 422, not more than an aggregate of 1,650,000 Shares may be issued pursuant to the exercise of ISOs granted under the Plan.

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(b)          Eligibility. Only Employees of the Company or any of its Parents or Subsidiaries will be eligible for a grant of ISOs.

(c)          Employment Requirement. An ISO exercised more than three months after the Participant’s Termination of Service will be treated as a NSO. Service will be treated as continuous during a leave of absence approved by the Employer that does not exceed three (3) months. A leave of absence approved by the Employer may exceed three (3) months if reemployment upon expiration of such leave is guaranteed by statute or contract.

(d)          Award Agreement.

(i)           The Administrator will designate Options granted as ISOs in the Award Agreement.

(ii)          The Award Agreement will specify the term of the ISO. The term will not exceed ten (10) years from the Grant Date or five (5) years from the Grant Date for Ten Percent Owners.

(iii)         The Award Agreement will specify an exercise price of not less than the Fair Market Value per Share on the Grant Date or one hundred ten percent (110%) of the Fair Market Value per Share on the Grant Date for Ten Percent Owners and in any event the exercise price shall not be less than the par value of the Share.

(iv)         The Award Agreement will specify that an ISO is not transferable except by will, beneficiary designation or the laws of descent and distribution.

(e)          Limitation on ISOs. To the extent that the aggregate Fair Market Value of the Shares with respect to which ISOs are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any of its Parents or Subsidiaries) exceeds one hundred thousand dollars ($100,000), the Options will not qualify as ISOs and will be treated as NSOs. For purposes of this section, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the Grant Date.

(f)          Notice Required Upon Disqualifying Dispositions. The Optionee must notify the Company in writing within thirty (30) days after any disposition of Shares acquired pursuant to the exercise of an ISO within two years from the Grant Date or one year from the exercise date (a “Disqualifying Disposition”). The Optionee may be subject to income tax withholding by the Company on any compensation income recognized by the Optionee in connection with a Disqualifying Disposition.  The Optionee must also provide the Company with all information that the Company reasonably requests in connection with determining the amount and character of the Optionee’s income, the Company’s deduction, and the Company’s obligation to withhold taxes or other amounts incurred by reason of a Disqualifying Disposition.

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(g)          Shareholder Approval Requirement. Notwithstanding anything herein to the contrary, to the extent required under Code section 402, no Option granted under the Plan shall be an ISO unless the Plan is approved by the Company’s shareholders within 12 months following the Effective Date. In the event such required shareholder approval is not obtained, any Option designated as an ISO will not qualify as an ISO and will be treated as a NSO.

15.          No Effect on Employment or Service. Neither the Plan nor any Award will confer upon any Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or Employer, nor will either interfere in any way with the Participant’s right or the Company’s or the Employer’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

16.          Effective Date. The Plan will be effective upon the Effective Date.

17.          Term of Plan. The Plan will terminate on the five-year anniversary of the Effective Date, unless sooner terminated by the Board pursuant to Section 18.

18.          Amendment and Termination of the Plan.

(a)          Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b)          Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)          Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise its powers with respect to Awards granted under the Plan prior to the Plan termination date.

19.          Conditions Upon Issuance of Shares.

(a)          Legal Compliance. The Administrator may delay or suspend the issuance of Shares, suspend the exercise of Options or SARs, or suspend the Plan as necessary to comply with Applicable Laws. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

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(b)          Investment Representations. The Company may require any person exercising or purchasing an Award to represent and warrant that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares.

(c)          Share Certificates. All certificates for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise thereof will be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the Plan or the rules, regulations and other requirements of the SEC, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

20.          Inability to Obtain Authority. If the Company is unable to obtain required authority from any regulatory body in order to lawfully issue Shares pursuant to this Plan, all rights with respect to such Shares will be void and the Company will have no liability with respect to the failure to issue or sell such Shares.

21.          Compliance with Code section 409A and Code section 457A. To the extent applicable, it is intended that the Plan and any Awards granted hereunder comply with the provisions of Code section 409A and Code section 457A. The Plan and any Awards granted hereunder shall be administered in a manner consistent with this intent, and any provision that would cause the Plan or any Award granted hereunder to fail to satisfy Code section 409A and Code section 457A shall have no force and effect until amended to comply with Code section 409A and Code section 457A (which amendment may be retroactive to the extent permitted by Code section 409A and Code section 457A and may be made by the Company without the consent of Participants). Any payments described in the Plan that are due within the “short term deferral period” as defined in Code section 409A shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards are payable upon a “separation from service” from the Company within the meaning of Code section 409A and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Code section 409A, the settlement and payment of such Awards shall instead be made on the first business day after the date that is six months following such separation from service (or death, if earlier). Whenever a payment under an Award specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the discretion of the Company. If under an Award an amount is to be paid in two or more installments, for purposes of Code section 409A, each installment shall be treated as a separate payment.

22.          Repricing Prohibited; Exchange and Buyout of Awards. The repricing of Options or SARs is prohibited without prior shareholder approval. The Administrator may authorize the Company, with prior shareholder approval and the consent of the respective Participants, to issue new Option or SAR Awards in exchange for the surrender and cancellation of any or all outstanding Awards. The Administrator may repurchase Options with payment in cash, Shares or other consideration at any time pursuant to terms that are mutually agreeable to the Company and the Participant.

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23.          Cancellation or “Clawback” of Awards. The Administrator will have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) will be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Administrator may, to the extent permitted by Applicable Laws and stock exchange rules or by any applicable Company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

24.          No Fiduciary Duties or Secured Rights. Neither the Plan nor any Award will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right will be no greater than the right of any unsecured general creditor of the Company.

25.          Data Protection. By participating in the Plan, the Participant consents to the holding and processing of personal information provided by the Participant to the Company or any of its Parents or Subsidiaries, trustees or third party service providers, for all purposes relating to the operation of the Plan. These include:

(a)          administering and maintaining the Participant’s records;

(b)          providing information to the Company or any of its Parents or Subsidiaries, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

(c)          providing information to future purchasers or merger partners of the Company or any of its Parents or Subsidiaries, or the business in which the Participant works; and

(d)          transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant’s home country.

26.          Severability. If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Administrator, such provision will be construed or deemed amended to conform to Applicable Laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of the Plan or the Award Agreement, such provision will be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award Agreement will remain in full force and effect.

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27.          Successors and Assigns. The terms of the Plan are binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 12(c).

28.          Governing Law. The Plan, any Award Agreement, and documents evidencing Awards or rights relating to Awards will be construed, administered, and governed in all respects under and by the laws of the Cayman Islands, without giving effect to its conflicts or choice of law principles.

29.          Definitions. The following definitions apply to capitalized terms in the Plan:

“Administrator” means the Board or Committee that administers the Plan pursuant to Section 3.

“Applicable Laws” means the applicable laws and regulations of the Cayman Islands, the U.S. and any foreign country or jurisdiction where Awards are, or will be, granted under the Plan, including the laws, rules, regulations and requirements relating to equity-based awards under Cayman Islands laws, U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted.

“Award” means an Option, a SAR, a Restricted Share, an RSU, or an Other Share-Based Award granted pursuant to the terms of the Plan.

“Award Agreement” means the written agreement governing Awards. The Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cause” means, unless otherwise specified in the Participant’s Award Agreement, the meaning ascribed to such term or words of similar import in the Participant’s written employment, service contract or similar agreement with the Company or Employer, or, in the absence of such agreement or definition, the Participant’s (i) conviction of, or plea of guilty or nolo contendere to, a felony or any other crime involving fraud or moral turpitude; (ii) fraud on or misappropriation of any funds or property of the Company or any of its Parents or Subsidiaries, or any of their affiliates, customers or vendors; (iii) personal dishonesty, incompetence, willful misconduct, willful violation of any law, rule or regulation that is injurious to the Company or any of its Parents or Subsidiaries, (iv) breach of fiduciary duty which involves personal profit at the expense of the Company or any of its Parents or Subsidiaries; (v) willful misconduct in connection with the Participant’s duties or willful failure to perform the Participant’s responsibilities in the best interests of the Company or the Participant’s Employer; (vi) illegal use or distribution of drugs; (vii) violation of any rule, regulation, procedure or policy of the Company or the Participant’s Employer, including but not limited to those relating to sexual harassment; or (vii) breach of any provision of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement executed by the Participant for the benefit of the Company or the Participant’s Employer, all as determined by the Administrator, which determination will be conclusive. Notwithstanding the foregoing, with respect to a Director, “Cause” means, unless otherwise specified in the Director’s Award Agreement, an act or failure to act that constitutes cause for removal of a director under Applicable Laws.

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“Change in Control” means the occurrence of any of the following events:

(i)           Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) who becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities except an acquisition of securities directly from the Company; or

(ii)          The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii)         A change in the composition of the Board occurring within a two-year period that results in a Board where the majority of the Directors (1) were elected or nominated in connection with an actual or threatened proxy contest involving Director elections, (2) were not Directors as of the Effective Date, or (3) were not elected, or nominated for election, to the Board with the affirmative votes of a majority of the Directors who, at the time of the election or nomination were either Directors as of the Effective Date or Directors elected or nominated as herein described; or a combination of the three; or

(iv)         The consummation of a merger or consolidation of the Company with any other entity, unless the voting securities of the Company immediately prior to the merger or consolidation remain outstanding or are converted into voting securities of the surviving entity or its parent so that they continue to represent at least fifty percent (50%) of the total voting power represented by the voting securities of the surviving entity (or its parent) outstanding immediately after such merger or consolidation.

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Notwithstanding the foregoing, for each Award that constitutes nonqualified deferred compensation under Code section 409A, if required to avoid accelerated taxation and/or tax penalties under Code section 409A, a Change in Control shall be deemed to have occurred for purposes of vesting or the lapse of restrictions, but not for purposes of the payment or settlement of such Award under the Plan unless such Change in Control constitutes a “change in the ownership of the corporation,” a “change in effective control of the corporation” or a “change in the ownership of a substantial portion of the assets of the corporation,” within the meaning of Code section 409A(a)(2)(A)(v).

“Code” means the Internal Revenue Code of 1986, as amended. Any reference in the Plan to a section of the Code will be a reference to any successor or amended section of the Code.

“Committee” means the compensation committee, if any, or such similar or successor committee appointed by the Board. If the Board has not appointed a Committee, the Board will function in the place of the Committee.

“Company” means China Biologic Products Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands, or its successor.

“Consultant” means any person, including an advisor, if: (1) the consultant or adviser is a natural person; (2) the consultant or adviser renders bona fide services to the Company or any of its Parents or Subsidiaries; and (3) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

“Director” means a member of the Board.

“Disability” means total and permanent disability as determined by the Administrator in its discretion in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time, but “Disability,” for purposes of an ISO, means total and permanent disability as defined in Code section 22(e)(3). Notwithstanding the foregoing, with respect to any payment pursuant to an Award that is subject to Section 409A of the Code that is triggered upon a Disability, Disability means that the Participant is disabled as defined under Section 409A(a)(2)(C) of the Code.

“Effective Date” means the date on which the Plan is adopted by the Board.

“Electronic Record” has the same meaning as in the Electronic Transactions Law.

“Electronic Transaction Law” means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Employee” means any person, including Officers and Directors, who is an employee (including any common law employee or equivalent under Applicable Laws) of the Company or any of its Parents or Subsidiaries. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

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“Employer” means with respect to a Participant, the Company, or any of its Parents or Subsidiaries that employs or retains the Participant.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of Shares determined as follows:

(i)           If the Shares are listed on any established stock exchange or a national market system, including without limitation any division or subdivision of the NASDAQ Stock Market, its Fair Market Value will be the closing sales price for such Share (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(ii)          If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, including without limitation quotation through the Over-The-Counter Bulletin Board quotation service administered by the Financial Industry Regulatory Authority, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)         In the absence of an established market for the Shares, the Fair Market Value will be determined in good faith by the Administrator, and to the extent Section 14 applies (a) with respect to ISOs, the Fair Market Value will be determined in a manner consistent with Code section 422 or (b) with respect to NSOs or SARs, the Fair Market Value will be determined in a manner consistent with Code section 409A.

“Fiscal Year” means the fiscal year of the Company.

“Grant Date” means the date on which the Administrator grants an Award, or such other later date as is determined by the Administrator, provided that the Administrator cannot grant an Award prior to the date the material terms of the Award are established. The Administrator may not grant an Award with a Grant Date that is effective prior to the date the Administrator takes action to approve such Award.

“Incentive Share Option” or “ISO” means an Option representing the right to purchase Shares from the Company that qualifies as an incentive stock option within the meaning of Code section 422 and its regulations.

“Nonstatutory Share Option” or “NSO” means an Option representing the right to purchase Shares from the Company that does not qualify as an ISO.

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“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and its rules and regulations.

“Option” means an ISO or a NSO granted pursuant to the Plan.

“Optionee” means the holder of an Option granted pursuant to the Plan.

“Other Share-Based Awards” means awards of Shares or other rights in accordance with Section 8.

“Parent” means a “parent corporation” as defined in Code section 424(e).

“Participant” means the holder of an Award granted pursuant to the Plan.

“Period of Restriction” means the period during which Restricted Shares and RSUs are subject to forfeiture or restrictions on transfer pursuant to Section 7.

“Plan” means this 2019 Equity Incentive Plan, as amended from time to time.

“Restricted Share” means Shares issued to a Participant under an Award of Restricted Shares that are subject to forfeiture and restrictions on transferability in accordance with Section 7.

“Restricted Share Unit” or “RSU” means the right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof that is subject to forfeiture in accordance with Section 7 of the Plan. Awards of RSUs may include the right to receive dividend equivalents, as determined in the discretion of the Administrator.

“Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3.

“Section 16(b)” means Section 16(b) of the Exchange Act.

“Service Provider” means an Employee, Director or Consultant (and any prospective employee or consultant to whom any Award is granted in connection with written offers of employment or engagement of services, respectively, with the Company, a Parent or a Subsidiary, as applicable, as permitted by Section 4).

“Share” means ordinary shares of a par value of US$0.0001 each in the share capital of the Company, as adjusted in accordance with Section 12.

“Share Appreciation Right” or “SAR” means the right to receive payment from the Company (in cash or Shares) in an amount no greater than the excess of the Fair Market Value of a Share at the date the SAR is exercised over a specified exercise or hurdle price fixed by the Administrator in the Award Agreement that is not less than the Fair Market Value of a Share on the Grant Date.

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“Subsidiary” means a “subsidiary corporation” as defined in Code section 424(f).

“Ten Percent Owner” means any Service Provider who is, on the Grant Date of an ISO, the owner of more than 10% of the total combined voting power of all classes of shares of the Company or Employer (determined with application of ownership attribution rules of Code section 424(d)).

“Termination of Service” means the cessation of a Participant’s performance of services as an Employee, Director or Consultant for the Company or Employer ; provided, however, that in the case of a Participant who is an Employee, the transfer of employment from the Participant’s Employer to the Company or to another Parent or Subsidiary of the Company, or, unless the Administrator determines otherwise in its discretion, the cessation of employee status but the continuation of the performance of services for the Company or any of its Parents or Subsidiaries as a Director or Consultant, shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Parent or Subsidiary of the Company when such Parent or Subsidiary ceases to be a Parent or Subsidiary of the Company unless such Participant’s employment or service continues with the Company or another Parent or Subsidiary of the Company. Notwithstanding the foregoing, with respect to any Award subject to Code section 409A (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a “separation of service” (as such term is defined under Code section 409A.

“Written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record. Any requirements as to delivery under this Plan include delivery in the form of an Electronic Record.

Any requirements as to execution or signature under this Plan or any Award including the execution of any Award can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law.

Sections 8 and 19(3) of the Electronic Transactions Law shall not apply.

Adopted by the Board of Directors on May 10, 2019

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